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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K  [ ] Form 20F  [ ] Form 11-K   [X] Form 10-Q  [ ] Form N-SAR


                    For Period Ended:   June 30, 2002

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________

                        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

_______________________________________________________________________________


PART I - REGISTRANT INFORMATION

Full Name of Registrant:       NOCOPI TECHNOLOGIES, INC.

Address of Principal           537 Apple Street
Executive Office:              West Conshohocken, PA 19428


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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

           [x] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

           [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

An individual customarily responsible for assisting in the preparation of Registrant's periodic reports (including Form 10-QSB) was injured during July and only recently (during the second week of August, 2002) has recovered sufficiently to return to work on a part-time basis and participate in the preparation of Registrant's Form 10-QSB for the quarter ended June 30, 2002. In view of the recent adverse publicity concerning a number of Issuers whose reports pursuant to the Securities Exchange Act of 1934 contained errors, and the recent passage of the Sarbanes-Oxley Act of 2002, Registrant has determined that it is desirable for the subject filing to be minimally delayed in order for such individual to participate fully in its preparation.


PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

                               Thomas F. Hurley, Esq.
                               Luke E. Dembosky, Esq.
                               Hangley Aronchick Segal & Pudlin
                               One Logan Square - 27th Floor
                               Philadelphia, PA 19103
                               Telephone:  (215) 496-7052

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NOCOPI TECHNOLOGIES, INC.
--------------------------
(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002                    By: /s/ Rudolph A. Lutterschmidt
      ---------------                        ---------------------------------
                                             Rudolph A. Lutterschmidt,
                                             Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.